Exhibit 99.1

NR 15-12

*NOT FOR RELEASE IN THE UNITED STATES*

UPDATE – GOLD RESERVE PLANS TO ISSUE UP TO US $12.3 MILLION OF NEW CONVERTIBLE NOTES AND EXTEND MATURITY DATE OF US $44 MILLION OF EXISTING NOTES

SPOKANE, WASHINGTON, October 21, 2015

Gold Reserve Inc. (TSX.V:GRZ) (OTCQB:GDRZF) (“Gold Reserve” or the “Company”) announced on September 3, 2015 that it planned to issue up to US $12.3 million of new convertible notes (“New Notes”) due December 31, 2018 and modify, amend and extend the maturity date of its US$44 million outstanding principal and accrued interest amount of previously modified notes (“Old Notes”) from December 31, 2015 to December 31, 2018 (the “Modified Notes”).  Further to having obtained the approval of the TSX Venture Exchange to complete such transactions subject to certain standard conditions, the Company announces that it is diligently working to conclude and execute the documentation required to effect such transactions in a timely manner.

As previously disclosed, the Company will issue the US $12.3 million New Notes with an original issue discount of 2.5% of the principal amount and will also issue New Notes representing 2.5% of the outstanding principal and accrued and unpaid interest amount of the Modified Notes being extended as a restructuring fee.

The New Notes and the Modified Notes (as amended from the date of closing, collectively, the "Notes") will bear interest at a rate of 11% per year, which interest will be paid in kind quarterly and will accrue and be payable in cash at maturity.  The Notes will be convertible, at the option of the holder, into 333.33 of Class A common shares per US $1,000 (equivalent to a conversion price of US $3.00 per common share, an 11% premium to the current price) at any time upon prior written notice to the Company.

The Notes will be senior obligations of the Company, secured by all assets of the Company and subject to certain other terms including restrictions regarding the pledging of assets and incurrence of certain capital expenditures or additional indebtedness without consent of noteholders; and participation rights in future equity or debt financing.

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, any of the securities described herein, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state. The securities to be offered have not been registered under the Securities Act of 1933 (the “Securities Act”) or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements of the Securities Act and applicable state securities laws. The securities will be offered inside the United States only to current noteholders pursuant to exemptions under applicable state and federal laws.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This release contains forward-looking statements within the meaning of applicable U.S. federal securities laws and state Gold Reserve's and its management's intentions, hopes, beliefs, expectations or predictions for the future including without limitation statements with respect to the proposed issuance of the New Notes, the modification of the Old Notes, and the timing thereof. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual outcomes, financial results, performance, or achievements of Gold Reserve to be materially different from our estimated outcomes, future results, performance, or achievements expressed or implied by those forward-looking statements.

Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation, the risk that the Company and the current holders of the Modified Notes may not be able to reach agreement on definitive documentation for the issuance of the New Notes or modification of the Old Notes and that all holders of the Old Notes may not consent to the modifications or additional issuances described herein, requiring other or different terms, and the risk that the closing of the transactions described herein may take longer than currently anticipated.

This list is not exhaustive of the factors that may affect any of Gold Reserve's forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules promulgated by the SEC.

In addition to being subject to a number of assumptions, forward-looking statements in this release involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to be materially different from those expressed or implied by such forward-looking statements, including those factors outlined in the "Cautionary Statement Regarding Forward-Looking Statements" and "Risks Factors" contained in Gold Reserve's filings with the Canadian provincial securities regulatory authorities and the SEC, including Gold Reserve's Annual Information Form and Annual Report on Form 40-F for the year ended December 31, 2015, filed with the Canadian provincial securities regulatory authorities and the SEC, respectively.

Further information regarding the Company can be located at www.goldreserveinc.com, www.sec.gov and www.sedar.com.

Gold Reserve Inc. Contact

A. Douglas Belanger, President

926 W. Sprague Ave., Suite 200

Spokane, WA 99201 USA

Tel. (509) 623-1500

Fax (509) 623-1634

“Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.”